December 14, 2006

Mail Stop 4561

Mr. Bernard Asher
President, Chief Financial Officer and Treasurer
Gray Peaks, Inc.
1320 Tower Road
Schaumburg, IL 60173

> **Re: Gray Peaks, Inc.**
> **Form 10-KSB for the year ended December 31, 2005**
> **Forms 10-Q for the quarters ended March 31, June 30 and**
> **September 30, 2006**
> **Filed 3/31/06**
> **File No. 333-118255**

Dear Mr. Asher:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 6 Management's Discussion and Analysis, page 7

Liquidity and Capital Resources, page 8

1.	We note that you have experienced cash operating losses since inception and your current liabilities exceed your current assets by approximately $123,000 as of December 31, 2005 and your financial condition appears to have deteriorated over the first three quarters of 2006. In future filings, please explain in your liquidity discussion how you intend to fund operations for the next twelve months. If there are mitigating factors that preclude you from preparing the financial statements on a liquidation basis, these factors should be fully discussed in the plan of operation and in the notes to financial statements. If the Company has a viable plan to overcome its financial difficulties, such as the ability and intention of the majority stockholder to contribute additional capital, this plan must be prominently disclosed in accordance with FRR 607.02.

2.   We note from page F-8 that you raised $425,520 through additional funding sources in 2004. In future filings, please disclose in your liquidity discussion the actual source of any funding, the terms under which the funding was granted and any whether of not you anticipate these sources of funding to be available to you in the future.

Statement of Operations During the Development Stage, page F-3

3.   It is not appropriate to present stock-based compensation as a single line item in your statement of operations without indicating the breakout of the expense amongst the other expense categories presented. Please revise in future filings to allocate compensation expense between the appropriate expense categories and provide additional disclosure by 1) parenthetically noting the amount of stock-based compensation included in each expense line item, 2) parenthetically noting the amount of stock-based compensation that has been excluded from a particular expense line item, or 3) breaking out the stock-based compensation from other charges within a specific expense line item.

Statement of Cash Flows, page F-4

4.   Please advise us why proceeds from the issuance of notes payable resulted in a cash outflow in 2004.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your proposed revisions that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions.

Sincerely,

Daniel L. Gordon
Branch Chief